MEMORANDUM

July 5, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jim Allegretto

RE:    Cleco Corporation
Cleco Power LLC
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
File Nos. 001-15759 and 001-05663

Ladies and Gentlemen:

Set forth below, please find responses of Cleco Corporation (“Cleco”) and Cleco Power LLC (“Cleco Power,” and together with Cleco, the “Registrants”) to the comments that the Registrants received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 21, 2012. For your convenience, the Registrants' responses are prefaced by the Staff's comment in bold text.

Notes to the Financial Statements, page 74

Note 2. Summary of Significant Accounting Policies, page 74

Property, Plant and Equipment, page 76

1.
You disclose that the LSPC approved the full recovery Acadia Unit 1 including the plant acquisition adjustment in the amount of $95.6 million in 2010. Please explain the nature of rate making activities by the LSPC including the precedent for including plant acquisition adjustments in excess of historical cost in allowable costs of service. Similarly, tell us how the LSPC viewed any gain or loss on the disposition of Acadia Unit 2. Please explain your basis for classifying the allowable adjustment as part of PPE as opposed to a regulatory asset. In this regard, tell us how you evaluate such asset for impairment. Furthermore, you state in MD&A on page 38 that the adjustment is being amortized to other expense. If so, please explain your decision to classify an allowable cost for rate making purpose “below the line” as another expense rather than “above the line” within operating income. Please also explain the period over which the adjustment is being amortized and how that corresponds to the useful life of the related plant and the period that has been approved for recovery by the LSPC. We may have further comment.

U.S. Securities and Exchange Commission
July 5, 2012

Responses:
You disclose that the LSPC approved the full recovery Acadia Unit 1 including the plant acquisition adjustment in the amount of $95.6 million in 2010. Please explain the nature of rate making activities by the LSPC including the precedent for including plant acquisition adjustments in excess of historical cost in allowable costs of service.

Cleco Power acquired Acadia Unit 1 as the “least cost” option from a non-regulated affiliate for $304 million (fair market value) after a competitive bid process which was supervised by an independent monitor appointed by the LPSC. In Docket No. U-31157, the LPSC approved the Acadia Unit 1 acquisition, including the recovery of the entire $304 million fair market value acquisition price. Consistent with ASC 980-810-45, Cleco Power accounted for this transaction at fair market value as the transaction entailed the acquisition of assets from a non-regulated affiliate to a regulated affiliate.

Similarly, tell us how the LSPC viewed any gain or loss on the disposition of Acadia Unit 2.

The gain on the Acadia Unit 2 transaction was not recognized by an entity regulated by the LPSC, and as such, the LPSC did not comment on the gain.

Please explain your basis for classifying the allowable adjustment as part of PPE as opposed to a regulatory asset.

The Federal Energy Regulatory Commission (FERC) Uniform System of Accounts (FERC USA), Electric Plant Instruction 5 requires an electric utility, after receipt of approval by the FERC, to record the original cost of a facility in Account 101 - electric plant in service and any related accumulated depreciation in Account 108 - accumulated provision for depreciation of electric utility plant. Amounts over the net original costs are recorded in Account 114 - electric plant acquisition adjustments, which is included in utility plant for reporting purposes. Accounting Standards Codification (ASC) 360-10-30 requires an asset to be recorded at acquired cost. The plant acquisition adjustment of $96 million recorded in Account 114 was part of the acquired cost of $304 million for Acadia Unit 1. The Registrants respectfully contend that by including the plant acquisition adjustment in property, plant and equipment for SEC reporting purposes, Cleco Power meets the requirements under ASC 360-10-30 and ASC 980-810-45. Please see Exhibit 1 for a copy of the FERC letter specifying the accounting treatment for the Acadia Unit 1 acquisition.

In this regard, tell us how you evaluate such asset for impairment.

Cleco Power follows the guidance in ASC 360-10-35 to evaluate the Acadia Unit 1 plant for impairment, which includes the plant acquisition adjustment. When certain triggering events occur, the guidance requires an entity to record an impairment loss on long-lived assets if the carrying value is not recoverable and exceeds its fair value. Management performs an assessment each reporting period to determine whether any triggering events have occurred

U.S. Securities and Exchange Commission
July 5, 2012

and management has determined that no events have occurred that would trigger an impairment calculation.

Furthermore, you state in MD&A on page 38 that the adjustment is being amortized to other expense. If so, please explain your decision to classify an allowable cost for rate making purpose “below the line” as another expense rather than “above the line” within operating income.

Consistent with the FERC USA and the correspondence received from FERC, included as Exhibit 1, amounts recorded in Account 114 - electric plant acquisition adjustments are amortized to Account 425 - miscellaneous amortization, which is reflected “below the line.” ASC 105-10-05 states that if the guidance for a transaction or event is not specified within a source of authoritative US Generally Accepted Accounting Principles (GAAP) for that entity, an entity shall first consider accounting principles for similar transactions or events within a source of authoritative GAAP for that entity and then consider non-authoritative guidance from other sources. ASC 105-10-05 lists “pronouncements of regulatory agencies” as an example of this non-authoritative guidance. Absent specific GAAP literature on the amortization of plant acquisition adjustments to the contrary, Cleco Power applied this accounting to the GAAP financial statements as well.

Please also explain the period over which the adjustment is being amortized and how that corresponds to the useful life of the related plant and the period that has been approved for recovery by the LSPC.

The plant acquisition adjustment for Acadia Unit 1 is being amortized over 30 years. Cleco Power determined the approximate remaining useful life of Acadia Unit 1 by adjusting the average production plant life from Cleco Power's last rate case in Docket No U-30689 by the original in service date of Acadia Unit 1. In addition, the LPSC Order in Docket No. U-31157 approved a 30-year recovery period for Acadia Unit 1.

Note 3 - Regulatory Assets and Liabilities, page 81

2.
Please help us understand the difference between AFUDC as a regulatory asset related to deferred taxes versus the AFUDC equity gross-up. In this regard, the related tax treatment of AFUDC may be helpful to our understanding.

Responses:
Please help us understand the difference between AFUDC as a regulatory asset related to deferred taxes versus the AFUDC equity gross-up.

The AFUDC recorded as a regulatory asset related to deferred taxes is the “net-of-tax” AFUDC capitalized in PP&E and recoverable in rates as specified by the LPSC. The AFUDC equity gross-up recorded as a regulatory asset is the tax gross-up of the equity component of AFUDC as required by FERC and the authoritative guidance for AFUDC.

U.S. Securities and Exchange Commission
July 5, 2012

In this regard, the related tax treatment of AFUDC may be helpful to our understanding.

In seeking recovery of the equity component of AFUDC, the LPSC specified the calculation of AFUDC at a “net-of-tax” rate. In Docket No. U-14648 for Central Louisiana Electric Company, Inc., the predecessor of Cleco Power, issued March 23, 1981, the LPSC specified net-of-tax AFUDC recovery. Net-of-tax recovery for AFUDC is the prescribed ratemaking treatment for all utilities. The rationale for using net-of-tax recovery is discussed at length in the LPSC Order in Docket No. U-14495-B.

After the Tax Reform Act of 1986 and Statement of Financial Accounting Standards (SFAS) No. 96, net-of-tax reporting was prohibited. SFAS No. 96 was eventually replaced by SFAS No. 109 which was later codified as ASC 740. ASC 740 continues to require gross presentation for reporting purposes. The Registrants respectfully direct the Staff's attention to an excerpt from FERC regulations discussing AFUDC, attached as Exhibit 2. Section g of those regulations discusses the treatment of AFUDC gross versus net and Section h discusses the tax treatment of AFUDC.

* * *
In providing this response letter to the Staff, the Registrants acknowledge that (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein or requires any further information, please contact the undersigned at 318-484-7591. We appreciate your prompt attention to this matter.

Sincerely,

/s/ Terry L. Taylor
Terry L. Taylor
Controller and Chief Accounting Officer
Cleco Corporation and Cleco Power LLC

EXHIBIT 1

FEDERAL ENERGY REGULATORY COMMISSION
Washington, D.C. 20426

In Reply Refer To:
Office of Enforcement
Docket No. AC10-141-000, AC10-141-001, AC10-141-002 and AC10-141-003
January 19, 2011

Phelps Dunbar, LLP
Attention: Mr. Alan C. Wolf
Senior Partner
365 Canal Street, Suite 2000
New Orleans, LA 70130-6534

Dear Mr. Alan Wolf:

This is in response to your letter dated July 14, 2010, as amended and supplemented on September 13, 2010, September 20, 2010, and November 17, 2010. You filed the letter on behalf of Cleco Power LLC (Cleco Power) requesting approval of proposed journal entries recording the acquisition of the Power Block One generation facility and a 50 percent undivided interest in the associated common facilities at the Acadia Power Station (collectively, Power Block Facilities) from Cleco Corporation, Cleco Power's parent. The Commission authorized the transaction in Docket No. EC10-22-000. Cleco Power, LLC, 130 FERC ¶ 62,136 (2010) (Cleco Power Order).1

Cleco Power's proposed journal entries are approved. Our approval of the proposed journal entries is based on 1) the Commission's approval of this transaction as being in the public interest, 2) Cleco Power's commitment to hold wholesale cost-of-service customers harmless for at least five years from any cost increases from the Power Block Facilities acquisition, and 3) the unique circumstances surrounding the retail rate treatment on the transfer of the Power Block Facilities as an acquisition. This approval is for accounting purposes only and is not dispositive of the treatment that should be afforded this transaction for rate purposes. Finally, this approval is subject to adjustment should additional information warrant.

____________________
1Cleco Power, LLC, 130 FERC ¶ 62,136 (2010) (Cleco Power Order).

Cleco Power, LLC	Docket No. AC10-141-000, et al.

Background

In 2007, Cleco Power issued a request for proposals (RFP) to acquire long-term capacity to meet its projected future capacity requirements. Cleco Power represents that through a competitive bidding process prescribed by the Louisiana Public Service Commission (LPSC) and overseen by an LPSC-approved independent monitor, the Power Block Facilities were chosen as the most economical option for meeting future capacity requirements at a bid price of $304 million.

Cleco Power states it acquired the Power Block Facilities through an equity contribution from Cleco Corporation. The transaction represents an affiliated party transaction whereby the Power Block Facilities were transferred from Acadia Power Partners LLC (Acadia), an affiliate of Cleco Power, to Cleco Power. This occurred through a series of structured transactions ultimately resulting in Cleco Corporation contributing the Power Block Facilities to Cleco Power. Cleco Power claims that the affiliate relationship among the parties to the transaction allowed greater flexibility in structuring the acquisition in a more cost-efficient manner by reducing capital requirements, because the transaction was structured as a tax-free redemption of a partnership interest under Internal Revenue Code Section 731(a).

Cleco Power states that the LPSC has allowed the $304 million bid price, including amounts representing the excess of the bid price over depreciated original cost of the facilities, to be recovered through retail rates.2 Cleco Power further states that it has committed to hold wholesale customers harmless from any cost increases related to the Power Block Facilities acquisition for at least five years by not seeking to recover any costs in excess of the depreciated original cost of the Power Block Facilities or other transaction related costs through wholesale cost-of-service rates.3

________________
2See LPSC's January 13, 2010 order approving the Power Block Facilities acquisition, Docket No. U-31157. In this order, the LPSC ordered that “the Acadia Facility acquisition serves the public interest, and its pricing, terms, and conditions are fair and reasonable. Furthermore, the selection of the Acadia Facility pursuant to the 2007 RFP was not the result of affiliate preference or abuse. See also, September 21, 2010 direct testimony of Matthew Kahal (testifying on behalf of LPSC staff) in Docket No. U-31196 at p. 26, lines 1-6. Mr. Kahal testified that the LPSC permitted cost recovery of Cleco Power's full acquisition cost of the Power Block Facilities.

3Cleco Power notes that it has only one wholesale customer served under cost-based rates.

Cleco Power, LLC	Docket No. AC10-141-000, et al.

In the Cleco Power Order, the Commission approved Cleco Power's purchase and Acadia's sale of the Power Block Facilities as consistent with the public interest. The Commission required final accounting entries recording the transaction to be filed within six months of the date that the transaction was consummated.

Discussion

Cleco Power cleared the acquisition through Account 102, Electric Plant Purchased or Sold, and recorded the original cost and related accumulated depreciation of the Power Block Facilities on its books consistent with Electric Plant Instruction No. 5, Electric Plant Purchased or Sold.4 Cleco Power also recorded on its books amounts for inventory and prepaid expenses related to the Power Block Facilities. Cleco Power recorded the bid price determined pursuant to the LPSC approved-bidding process as a donation in Account 208, Donations Received from Stockholders, along with an associated deferred tax liability representing the difference between the book and tax basis of the acquired facilities.

Finally, Cleco Power recorded the excess of the bid price over the depreciated original cost of the Power Block Facilities as an acquisition adjustment in Account 114, Electric Plant Acquisition Adjustments. Cleco Power argues that the amount is appropriately recorded in Account 114, as it represents the cash value of the consideration given by Cleco Corporation above the depreciated original cost of the Power Block Facilities prior to contributing such facilities to Cleco Power.

The Uniform System of Accounts (USofA) provides that Account 114 shall include the difference between the cost to the accounting utility of electric plant acquired as an operating unit or system and the depreciated original cost of such electric plant.5 As noted above, Cleco Power received the Power Block Facilities through an equity contribution from its parent, Cleco Corporation. Accordingly, there was no cost to Cleco Power to acquire the Power Block Facilities; and therefore, an acquisition adjustment does not exist. However, as explained below, we will allow Cleco Power to recognize the excess of the bid price over depreciated original cost of the Power Block Facilities in Account 114 based on 1) the Commission's approval of the transaction under Part 203 of the Federal Power Act (FPA), 2) Cleco Power's hold harmless commitment, and 3) the LPSC's decision to allow Cleco Power to recover the bid price through retail rates.

_____________________
4 18 C.F.R. Part 101 (2010)

5 Instructions for Account No. 114, Electric Plant Acquisition Adjustments, Paragraph A, 18 C.F.R. Part 101 (2010).

Cleco Power, LLC	Docket No. AC10-141-000, et al.

The Commission approved Cleco Power's purchase and Acadia's sale of the Power Block Facilities under Part 203 of the FPA, and stated that the acquisition is consistent with the public interest. In its application under Section 203 of the FPA, Cleco Power committed to hold wholesale customers harmless from any cost increases related to the Power Block Facilities acquisition for at least five years by not seeking to recover any costs in excess of the depreciated original cost of the Power Block Facilities or other transaction related costs through wholesale cost-of-service rates. Further, Cleco Power committed to not seek recovery of any transaction-related costs from any of its cost-based wholesale customers without first showing quantifiable offsetting benefits. The hold harmless commitment requires that the accounting approved herein will not result in a detrimental rate outcome for wholesale cost-of-service customers.

In addition, the LPSC permitted Cleco Power to recover the $304 million bid price through retail rates. In effect, for retail rate purposes, the LPSC is treating the excess bid price over depreciated original cost of the Power Block Facilities as an acquisition adjustment.

As a result of the wholesale and retail approvals for this transaction, it is appropriate for Cleco Power to record the excess bid price over the depreciated original cost of the Power Block Facilities as an acquisition adjustment recorded in Account 114. However, consistent with the instructions to Account 114 and the hold harmless provisions, Cleco Power must amortize the wholesale portion of the acquisition adjustment to Account 425, Miscellaneous Amortization, unless it obtains Commission approval to recover such amounts through wholesale cost-of-service rates.

The Commission delegated authority to act on this matter to the Director of the Office of Enforcement or his designee under 18 C.F.R. § 375.311 (2010). The Director has designated this authority to the Chief Accountant. This letter constitutes final agency action. Your company may file a request for rehearing with the Commission within 30 days of the date of this order under 18 C.F.R. § 385.713 (2010).

Sincerely,

Bryan K. Craig
Director and Chief Accountant
Division of Audits
Office of Enforcement

EXHIBIT 2

g.    Gross vs. Net-of-Tax AFUDC Rate

There are two general methods currently permitted to be used in determining the AFUDC rate on new plant construction:

•	gross

•	net-of-tax

To fully understand the difference between these two methods you must know the ratemaking treatment for income taxes.

The net-of-tax methodology should fade from use due to tax law changes and GAAP changes. The Tax Reform Act of 1986 changed the regulations on the amount of construction period interest that a Company can deduct for income tax purposes. SFAS No. 96, Accounting for Income Taxes, prohibits the net-of-tax methodology.

h.    Pre Tax Reform Act of 1966

The capitalized AFUDC amounts have tax effects which must be dealt with for ratemaking purposes.

The equity portion of AFUDC is treated as income for financial accounting purposes but not considered income for income tax purposes. This was considered a permanent timing difference between book and taxable income.

The debt portion of AFUDC was generally expensed for income tax purposes and capitalized on the books. Since this interest is eventually expensed as the associated plant is depreciated over its service life, a timing difference between book and taxable income is created. For rate purposes, this timing difference can be treated as (1) flow-through or (2) normalization.

The "Flow-Through" method uses the interest expense deduction related to construction financing to reduce the cost of service component for income taxes in the year the interest deduction is taken for tax purposes. Under the flow-through method, a company will use a gross AFUDC rate.

The "Normalization" method sets the tax component of the cost of service as if the interest deductions were not claimed by the utility during the year. The tax allowance, therefore, is set at a higher amount (assuming interest expense deduction for income tax purposes is greater than debt AFUDC per books). Deferred taxes are recorded and are then reversed (or flowed back) as the related plant is depreciated on the books. Normalization can be accomplished in two ways with substantially the same result:

•	By using a gross AFUDC rate with tax normalization entries to a deferred tax account, or

•	By using a net-of-tax AFUDC rate

In Order No. 530-A, one of a series of orders in which the Commission embraced the use of tax normalization by jurisdictional utilities, the Commission approved the net-of-tax method of computing AFUDC in developing wholesale rates. The Commission held that it was a proper technique for achieving normalization of the tax savings resulting from interest payments on funds borrowed to finance construction, for those companies that were employing the technique in retail ratemaking pursuant to authorization of state regulatory agencies. The gross method should be used in all instances except where a state commission with primary rate jurisdiction has authorized a net-of-tax approach.